

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2012

Via E-mail
Douglas Wright
Executive Vice President and Chief Financial Officer
Intermountain Community Bancorp
414 Church Street
Sandpoint, ID 83864

> **Re:** **Intermountain Community Bancorp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 10, 2012**
> **File No. 333-180072**

Dear Mr. Wright:

We have reviewed your amended registration statement and response letter dated May 10, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In your next pre-effective amendment, assuming such amendment is filed after you have received the anticipated shareholder approval, please remove the Explanatory Note at the beginning of the registration statement.

Exhibit 5.1

2. Please revise the legal opinion to remove references to receipt of shareholder approval and shareholder approval having been obtained since the legal opinion cannot be issued until after the shareholder vote has occurred. Please file a revised, signed legal opinion after you have obtained the necessary shareholder approval.

       Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney

cc.   <u>Via E-mail</u>
       Candice N. Carr
       Graham & Dunn PC